Issuer Free Writing Prospectus dated March 25, 2010
Filed Pursuant to Rule 433
Registration No. 333-148317
(Relating to Preliminary Prospectus Supplement dated March 24, 2010)

        We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the lead underwriter for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or toll free at (888) 449-2342. The following information supplements and updates the information contained in the prospectus in the registration statement and the preliminary prospectus supplement.

Issuer	Dyax Corp. (NASDAQ: DYAX)
Common stock offered by Dyax
17,000,000 shares of common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 2,550,000 shares of common stock to cover over allotments at the public offering price set forth below. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over allotment option.

Upon completion of this offering, we will have 95,138,210 shares of common stock outstanding based on the actual number of shares of common stock outstanding as of March 16, 2010, which was 78,138,210, and excludes as of that date:

•       18,350,000 shares of our common stock reserved for issuance under our 1995 Equity Incentive Plan, of which 9,825,273 shares are issuable upon exercise of outstanding stock options (at a weighted average exercise price of $4.38 per share) and 4,882,315 shares remain available for future grant;

• 644,042 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan, of which 594,042 shares remain available for future grant; and
• 500,000 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.19 per share.
Public offering price	$3.25 per share.

Net proceeds to Dyax	We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $51.8 million, or approximately $59.6 million if the underwriters' overallotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Closing date	March 30, 2010.
Dilution
Our unaudited net tangible book value as of December 31, 2009 was negative $38.6 million, or approximately $(0.49) per share. After giving effect to the sale of the shares of our common stock in this offering at the public offering price set forth above and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2009 would have been approximately $13.2 million, or $0.14 per share. This represents an immediate increase in net tangible book value of $0.63 per share to existing stockholders and immediate dilution in net tangible book value of $3.11 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriters exercise in full their overallotment option, the as adjusted net tangible book value after this offering would be $0.22 per share, representing an increase in net tangible book value of $0.71 per share to existing stockholders and immediate dilution in net tangible book value of $3.03 per share to investors purchasing our common stock in this offering at the public offering price.
The above discussion is based on 78,074,072 shares outstanding as of December 31, 2009, and assumes no exercise of:
• options to purchase 8,298,956 shares of common stock at a weighted average exercise price of $4.63 per share outstanding as of December 31, 2009; and
• warrants to purchase 500,000 shares of our common stock at a weighted average exercise price of $4.19 per share.
Sole book-running manager	Jefferies & Company
Co-lead manager	Needham & Company, LLC